UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

DARÉ BIOSCIENCE, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

23666P 101

(CUSIP Number)

Roger L. Hawley

11119 North Torrey Pines Road, Suite 200

La Jolla, CA 92037

(858) 769-9145

With a copy to:

Sebastian Lucier, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

3580 Carmel Mountain Road, Suite 300

San Diego, CA 92130

(858) 314-1500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 19, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23666P 101

1.	NAMES OF REPORTING PERSON Roger L. Hawley
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 497,177 (2)(3)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 497,177 (2)(3)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 497,177 (2)(3)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.2% (3)(4)
14.	TYPE OF REPORTING PERSON IN

(1)	This Schedule 13D (the “Schedule 13D”) is filed by Roger L. Hawley and The Hawley Family Trust Dated October 22, 2004 (the “Trust”). Together Roger L. Hawley and the Trust are referred to in the Schedule 13D as the “Reporting Persons”. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes 182,697 shares of Common Stock held by Roger L. Hawley, 6,766 options to acquire shares of Common Stock held by Roger L. Hawley exercisable within 60 days of the date of this filing, and 307,714 shares of Common Stock held by the Trust. Roger L. Hawley serves as trustee of the Trust and holds sole voting and dispositive power over the shares held by the Trust. Roger L. Hawley disclaims beneficial ownership as to the securities held by the Trust, except to the extent of his pecuniary interests therein.
(3)	Reflects a 1-for-10 reverse stock split of Daré Bioscience, Inc., a Delaware corporation previously known as Cerulean Pharma Inc. (the “Company”), effective June 20, 2017 (the “Reverse Stock Split”).
(4)	Percentage of class calculated based on an aggregate of 6,047,165 shares issued and outstanding, which reflects the Reverse Stock Split, plus 6,766 shares subject to options exercisable within 60 days of the date of this Schedule 13D held by Roger L. Hawley.

CUSIP No. 23666P 101

1.	NAMES OF REPORTING PERSON The Hawley Family Trust Dated October 22, 2004
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 307,714 (2)(3)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 307,714 (2)(3)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 307,714 (2)(3)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.1% (3)(4)
14.	TYPE OF REPORTING PERSON OO

(1)	The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Roger L. Hawley serves as trustee of the Trust and holds sole voting and dispositive power over the shares held by the Trust. Roger L. Hawley disclaims beneficial ownership as to the securities held by the Trust, except to the extent of his pecuniary interests therein.
(3)	Reflects the Reverse Stock Split.
(4)	Percentage of class calculated based on an aggregate of 6,047,165 shares issued and outstanding, which reflects the Reverse Stock Split.

CUSIP No. 23666P 101

SCHEDULE 13D

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of the Company. The Company’s principal executive office is located at 11119 North Torrey Pines Road, Suite 200, La Jolla, CA 92037.

Item 2.	Identity and Background.

(a)	This Schedule 13D is being filed on behalf of the Reporting Persons (each individually referred to herein as a “Reporting Person”). The Reporting Persons include: Roger L. Hawley and The Hawley Family Trust Dated October 22, 2004. Roger L. Hawley is a trustee and beneficiary of the Trust.

(b)-(c)	Roger L. Hawley is the chairman of the board of directors of the Company (the “Board”) with a principal business address of 11119 North Torrey Pines Road, Suite 200, La Jolla, CA 92037.

For the Trust: Not applicable.

(d)-(e)	During the last five years, no Reporting Person has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and the result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Roger L. Hawley is a citizen of the United States. The Trust is organized in California.

Item 3.	Source and Amount of Funds or Other Consideration.

On July 19, 2017, the Company, a Delaware corporation previously known as Cerulean Pharma Inc., completed its business combination with Daré Bioscience Operations, Inc., a Delaware corporation previously known as Daré Bioscience, Inc. (“Daré Operations”), in accordance with the terms of the Stock Purchase Agreement, dated as of March 19, 2017 (the “Daré Stock Purchase Agreement”), by and among the Company, Daré Operations and the holders of capital stock and securities convertible into capital stock of Daré Operations named therein (the “Selling Stockholders”). Pursuant to the Daré Stock Purchase Agreement, each Selling Stockholder sold their shares of Daré Operations to the Company in exchange for newly issued shares of the Common Stock, and, as a result, Daré Operations became a wholly owned subsidiary of the Company.

Also on July 19, 2017, in connection with and immediately prior to completion of the transactions contemplated by the Daré Stock Purchase Agreement (the “Daré Transaction”), the Company filed two Certificate of Amendments to its Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware to effect the Reverse Stock Split and to change the Company’s name to “Daré Bioscience, Inc.” (the “Name Change”). The Reverse Stock Split and Name Change became effective on July 20, 2017. Immediately following the Daré Transaction and giving effect to the Reverse Stock Split, there were approximately 6,047,165 shares of Common Stock outstanding.

Under the terms of the Daré Stock Purchase Agreement and giving effect to the Reverse Stock Split, the Company issued an aggregate of 3,154,175 shares of Common Stock to the Selling Stockholders based on an exchange ratio of 0.2029969 shares of Common Stock for each Daré Operations share outstanding immediately prior to the Daré Transaction. The exchange ratio was determined in accordance with the Daré Stock Purchase Agreement. Upon consummation of the Daré Transaction, Roger L. Hawley received a total of 182,697 shares of Common Stock and 10,149 options to acquire Common Stock of which 6,766 are exercisable within 60 days of the filing of this Schedule 13D. The Trust received a total of 307,714 shares of Common Stock of the Company.

CUSIP No. 23666P 101

The foregoing description of the Daré Stock Purchase Agreement and the Daré Transaction does not purport to be complete and is qualified in its entirety by reference to the full text of the Daré Stock Purchase Agreement, which was filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission, or the SEC, on March 20, 2017 and which is further described in the Company’s Current Report on Form 8-K filed with the SEC on July 20, 2017, both of which are incorporated by reference herein.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Company’s securities pursuant to the terms of the Daré Stock Purchase Agreement. Roger L. Hawley holds certain voting powers with respect to the securities held by him individually and by the Trust. Consistent with the purpose of the transaction and his position as chairman of the Board, Roger L. Hawley has had or may in the future have discussions with members of management, fellow members of the Board and others and may take actions or make suggestions and give advice to the Company regarding measures and changes. Such actions, discussions and advice may concern the Company’s operations, capital structure, strategic and extraordinary transactions, management and governance and other matters that she deems relevant to her positions with the Company.

Other than as described in this Schedule 13D, the Reporting Persons do not have any present positions, plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D; provided, that Reporting Persons may, at any time, review or reconsider their position with respect to the Company and reserve the right to develop such positions, plans or proposals.

Item 5.	Interest in Securities of the Issuer.

The information below is based on a total of 6,047,165 shares of Common Stock outstanding as of July 20, 2017, following the business combination and the Reverse Stock Split, plus 6,766 shares subject to options exercisable within 60 days of the date of this Schedule 13D held by Roger L. Hawley.

(a)	The Reporting Persons beneficially own 497,177 shares of Common Stock of the Company, which includes 182,697 shares of Common Stock and 6,766 options to acquire shares of Common Stock held by Roger L. Hawley exercisable within 60 days of the date of this filing and 307,714 shares of Common Stock held by the Trust, representing approximately 8.2% and 5.1% of the Common Stock issued and outstanding, respectfully.

(b)	Roger L. Hawley holds sole voting and dispositive power over the 497,177 shares of Common Stock.

(c)	Except as described in this statement, the Reporting Persons have not effected any transactions in the Common Stock in the 60 days prior to the date of this statement.

(d)	Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of Common Stock owned by the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference.

Roger L. Hawley, a director of the Company, has entered into the Company’s form Indemnification Agreement. Pursuant to such form Indemnification Agreement, the Company agrees, in certain circumstances, to indemnify each officer and director against expenses (including attorneys’ fees), losses, liabilities, judgments, fines, penalties and amounts paid in settlement, incurred as a result of the fact that the officer or director, in his or her capacity as a director and officer, if applicable, of the Company, is made or threatened to be made a party to any suit or proceeding. This description is a summary of the terms of the Indemnification Agreement. This description does not purport to be complete and is qualified in its entirety by reference to the form Indemnification Agreement, which was filed as an Exhibit to the Company’s Form S-1 filed with the Securities and Exchange Commission on March 10, 2014 and is incorporated herein by reference.

CUSIP No. 23666P 101

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company.

Item 7.	Material to be Filed as Exhibits.

Exhibit A	–	Stock Purchase Agreement dated as of March 19, 2017, entered into by and among Cerulean Pharma Inc. (which name was changed to Daré Bioscience, Inc. on July 20, 2017), Daré Bioscience, Inc. (which name was changed to Daré Bioscience Operations, Inc. on July 17, 2017) and the equity holders of Daré Bioscience, Inc. named therein.*

Exhibit B	–	Form of Indemnification Agreement.**

Exhibit C	–	Agreement regarding filing of joint Schedule 13D.

*	Incorporated by reference from the Company’s Current Report on Form 8-K (File No. 001-36395), as filed on March 20, 2017.
**	Incorporated by reference from the Company’s Registration Statement on Form S-1 (File No. 3330194442), as filed on March 10, 2014.

CUSIP No. 23666P 101

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Dated: July 28, 2017	ROGER L. HAWLEY

	By:	/s/ Roger L. Hawley
Roger L. Hawley

THE HAWLEY FAMILY TRUST DATED OCTOBER 22, 2004

	By:	/s/ Roger L. Hawley
Roger L. Hawley Trustee